PUBLIC W

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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16001722

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 WEST WOLFENSBERGER ROAD
(No. and Street)

CASTLE ROCK (City) CO (State) 80109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BLAINE R. STAHLMAN 303-688-7581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HIGHAM, NANCY GREEN
(Name – *if individual, state last, first, middle name*)

3472 RESEARCH PARKWAY, SUITE 104-581 (Address), COLORADO SPRINGS (City), CO (State) 80920 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BLAINE R. STAHLMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (BALANCE SHEET)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOW.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X NOTES TO FINANCIAL STATEMENT

X FIRM EXCEPTION REPORT

X AUDITOR REVIEW OF FIRM EXCEPTION

X AUDITOR'S REPORT

PROFESSIONAL BROKER-DEALER
FINANCIAL PLANNING, INC
STATEMENT OF FINANCIAL CONDITION
BALANCE SHEET
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
TDAMERITRADE	$	158,456
DEPOSIT WITH FINRA		684
TOTAL CURRENT ASSETS	$	159,140
TOTAL ASSETS	**$**	**159,140**

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES		
DUE TO REGISTERED REPS	$	-
TOTAL CURRENT LIABILITIES	**$**	**-**
TOTAL LIABILITIES	**$**	**-**
STOCKHOLDERS EQUITY		
PRIVATE SUB S STOCK, $1 PAR VALUE; UNLIMITED SHARES AUTHORIZED	$	150,812
RETAINED EARNINGS		8,042
NET INCOME - CURRENT YEAR		286
TOTAL STOCKHOLDERS EQUITY	**$**	**159,140**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**$**	**159,140**

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net gain	$ 287
Adjustments to reconcile net gain to net cash provided by operating activities:	
Receivables from broker/dealers	0
Other receivables	0
Securities owned, net	0
Net payable to broker–dealer and clearing organization	0
Net cash provided by operating activities	287
Net increase in cash	287
Cash at beginning of year	158,853
Cash at end of year	$ 159,140

Professional Broker-Dealer Financial Planning, Inc.
Notes to Financial Statements

Description of Business and Significant Accounting Policies

The Company is a registered broker-dealer incorporated under the laws of the commonwealth of Wyoming. The Company is subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Security Transactions

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC. does NOT hold nor carry customer accounts, does NOT do any clearing, and does NOT accept any client investment checks payable to PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC. does business solely by using the specific investment company public subscription application having all clients make all checks payable to the investment company and mailed directly to the investment company who clears the check, the investment company (mutual funds, etc.) holds all client accounts and mails all statements directly to the clients.

Securities owned are valued at market value by the investment company who holds the client assets. Commission income and investment fees and expenses are recorded upon deposit. Expenses are recorded on date of occurrence.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

NANCY G. HIGHAM, CPA, PC
3472 RESEARCH PARKWAY, SUITE 104-581
COLORADO SPRINGS, CO 80920
719-495-1717
800-337-4650

PCAOB AUDIT REPORT

The audit report expressing an opinion on the financial report of a broker or dealer illustrates the report elements described in SEC Rule 17a-5:

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. does NOT hold nor carry customer accounts, does NOT do any clearing ,does NOT accept any client investment checks payable to PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC.

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. does business solely by investment company (example mutual fund) using their investment company subscription application having all clients make all checks payable to the investment company and mailed directly to the investment company who clears the check, the investment company (mutual funds) holds all client accounts and mails all statements directly to the clients.

We have audited the accompanying statement of financial condition of PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. as of 12/31/2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended 2015. These financial statements are the responsibility of PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. as of 12/31/15, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The firm's financial reports has been subjected to audit procedures performed in conjunction with the audit of PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. financial statements. The firm's financial reports are the responsibility of PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING,INC. management. Our audit procedures included determining whether the firm's financial reports reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the firm's financial reports. In forming our opinion on the firm's financial reports, we evaluated whether the firm's financial reports, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the firm's financial reports are fairly stated, in all material respects, in relation to the financial statements as a whole.

Nancy G. Higham, CPA, PC

Nancy G. Higham, CPA, PC
Colorado Springs, Colorado
February 18, 2016